PENNSYLVANIA
                            PUBLIC UTILITY COMMISSION
                            Harrisburg, PA 17105-3265


                                              Public Meeting held April 21, 2005

Commissioners Present:

         Wendell F. Holland, Chairman
         Robert K. Bloom, Vice Chairman
         Kim Pizzingrilli

Petition of West Penn Power Company for
Issuance of a Second Supplement to its Previous
Qualified Rate Orders Under                                           R-00039022
Sections 2808 and 2812 of the
Public Utility Code

Application of West Penn Power Company
for Approval of its Restructuring Plan under                          R-00973981
Section 2806 of the Public Utility Code


                                OPINION AND ORDER

BY THE COMMISSION:

     Before the Commission for consideration and disposition are the Recommended Decision of Administrative Law Judge (ALJ) Wayne L. Weismandel issued April 6, 2005, and the Amended Joint Petition of West Penn Power Company (West Penn), the Office of Consumer Advocate (OCA), the Office of Small Business Advocate (OSBA), AK Steel Corporation (AK Steel), Constellation New Energy, Inc., and Constellation Power Source, Inc. (jointly, Constellation), Citizen Power, Inc. (Citizen Power) and the West Penn Power Industrial Intervenors (WPII) filed on March 8, 2005. The ALJ recommends approval of the Amended Joint Petition which

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was filed to resolve all issues raised by the Petition of West Penn for Issuance of a Second Supplement to its Previous Qualified Rate Orders Under Sections 2808 and 2812 of the Public Utility Code, filed on November 25, 2003. Reliant Energy, Inc., and the Office of Trial Staff filed responsive pleadings which expressly do not oppose approval of the Amended Joint Petition.

                            History of the Proceeding
                            -------------------------

     On November 25, 2003, West Penn filed the Petition of West Penn Power Company for Issuance of a Second Supplement to its Previous Qualified Rate Orders Under Sections 2808 and 2812 of the Public Utility Code (Petition), Docket Number R-00039022. The Petition was served on all parties to Application of West Penn Power Company for Approval of its Restructuring Plan under Section 2806 of the Public Utility Code, Docket Number R-00973981.

     On December 15, 2003, the OCA, the OSBA, and the WPPII each filed an Answer to the Petition. During the course of the proceeding, intervenor status was granted to WPII, AK Steel, Citizen Power, Constellation, and Reliant.

     On September 7, 2004, West Penn, OCA, OSBA, and WPPII filed a Joint Petition For Settlement And For Modification Of The 1998 Restructuring Settlement (Joint Petition). The Joint Petition was served on all parties to Application of West Penn Power Company for Approval of its Restructuring Plan under Section 2806 of the Public Utility Code, Docket Number R-00973981, as well as on all participants in Petition of West Penn Power Company for Issuance of a Second Supplement to its Previous Qualified Rate Orders Under Sections 2808 and 2812 of the Public Utility Code, Docket Number R-00039022. West Penn, OCA, OSBA,


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and WPPII requested that the Commission have notice of this filing published in the Pennsylvania Bulletin.1

     On November 15, 2004, Reliant filed and served its Motion To Dismiss The Joint Petition For Settlement (Motion To Dismiss). On November 29, 2004, timely Answers to Reliant's Motion To Dismiss were filed by WPPII, West Penn, OSBA, and OCA. The ALJ denied Reliant's Motion to Dismiss by Order dated December 3, 2004.

     On March 8, 2005, West Penn filed the Amended Joint Petition and the Revised Direct Testimony of John R. Howells (West Penn Statement No. 1B). The parties joining in the Amended Joint Petition are West Penn, OCA, OSBA, WPPII, AK Steel, Citizen, and Constellation (Joint Petitioners). From March 8, 2005, through March 10, 2005, OSBA, OCA, WPPII, and Constellation submitted statements in support of the Amended Joint Petition. By letter dated March 10, 2005, Reliant stated its non-opposition to the Amended Joint Petition.

     On March 14, 2005, the Initial Hearing convened as scheduled. West Penn, OCA, OSBA, WPPII, AK Steel, Citizen, Constellation, Reliant, and OTS all participated, either in person or by telephone. The Amended Joint Petition and West Penn Statement No. 1B were both admitted into evidence, without objection. On or about March 16, 2005, OTS filed a letter dated March 16, 2005, stating OTS's non-opposition to Commission approval of the Amended Joint Petition. On March 21, 2005, Citizen and AK Steel each filed a statement in support of the Amended Joint Petition.

     On April 6, 2005, the ALJ's Recommended Decision was issued recommending approval of the Amended Joint Petition. We note that one of the terms of the



--------------------------
1    Publication in the Pennsylvania Bulletin occurred on Saturday, September
25, 2004, 34 Pa.Bull. 5326, with a twenty-day written comment period.



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Amended Joint Petition provides that in the event the ALJ recommends approval of the Amended Joint Petition without modification, the Parties waive the opportunity to file Exceptions. (Amended Joint Petition, P. 19). No Exceptions have been filed.

                                   Discussion
                                   ----------

     The ALJ provided an excellent description of the case and the terms of the Amended Joint Petition in his Recommended Decision. We will use substantial pieces of the ALJ's descriptions without further attribution.

     West Penn is a public utility and Pennsylvania corporation authorized pursuant to Commission regulation to provide electric utility service in all or parts of 23 counties in Pennsylvania. It currently provides electric service to approximately 697,000 customers in Pennsylvania. Pursuant to the Electric Generation Competition and Customer Choice Act, 66 Pa. C.S. ss.ss. 2801 - 2812, West Penn filed with the Commission a restructuring proceeding in August, 1997, at Docket No. R-00973981, that resulted in a settlement among the parties to that proceeding. The settlement at Docket No. R-00973981 was approved by the Commission by Final Order entered November 19, 1998 (collectively, the 1998 Restructuring Settlement).

     On November 25, 2003, West Penn filed its Petition seeking a supplemental qualified rate order (QRO) to securitize its remaining unsecuritized, unrecovered stranded costs allowed in its 1998 Restructuring Settlement, carrying costs, company savings, transaction fees and expenses, and to recover the supplemental intangible transition charge beyond December 31, 2008, which was to be the end point of West Penn's stranded cost recovery period and generation rate cap as set forth in the 1998 Restructuring Settlement. West Penn proposed securitizing approximately $115 million in transition bonds. By correspondence dated February 25, 2004, West Penn waived its request for


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expedited resolution of its supplemental QRO in anticipation of temporary financing being obtained to satisfy maturing debt.

     OCA, OSBA, and WPPII opposed West Penn's Petition on several grounds. One of the primary arguments noted that the Petition sought recovery of stranded costs beyond the stranded cost recovery period and generation rate cap period provided in West Penn's Restructuring Settlement. Those periods were to conclude simultaneously in 2008. Although West Penn proposed to expand the stranded cost recovery period through 2010, West Penn did not propose an extension of the generation rate caps in 2009 and 2010. As described by the ALJ, the Amended Joint Petition has resolved this issue by providing for an expanded stranded cost recovery period which will run concurrently with generation rate caps. (R.D. at 26).

     The specific dilemma which West Penn seeks to address in this proceeding is that it has not fully recovered that portion of its stranded costs which were subject to the Competitive Transition Charge (CTC). As set forth in the record, the reason for the underrecovery was that West Penn's revenues were affected by the rate cap and sales levels. Since the inception of its CTC in 1999, West Penn has deferred the undercollected CTC amounts as a regulatory asset in every year during the CTC collection period. The Commission has approved that treatment. The ALJ determined that the cumulative underrecovery of authorized CTC collections is $78.3 million. (R.D. at 25).

     After extensive settlement discussions, the Parties developed the Amended Joint Petition to resolve both West Penn's dilemma as well as the Parties' concerns that customers not be fully exposed to market prices for generation while West Penn continues to collect stranded costs. As stated by the ALJ, "the Amended Joint Petition continues the same principles as in West Penn's 1998 Restructuring Settlement: stranded cost collection, distribution rate caps, and gradually increasing generation rates subject to caps." (R.D. at 25). It is


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important to note that the Amended Joint Petition is supported by evidence of record. (Id.).

     In a manner similar to West Penn's 1998 Restructuring Settlement, the Amended Joint Petition provides for a longer period for West Penn to collect the stranded costs and associated carrying charges through 2010. The Amended Joint Petition expressly provides for the use of updated sales numbers and a CTC reconciliation process to ensure that underrecovery will not occur and all remaining stranded costs will be collected by the end of 2010. Also, there will be additional increases in generation rates in the years 2007 and 2008 over and above those provided in the 1998 Restructuring Settlement. However, the generation rates will be capped in 2009 and 2010, the extended stranded cost collection period. In addition, the distribution rate cap will be extended from December 31, 2005 through December 31, 2007.

     The substantive terms of the Amended Joint Petition Settlement are as follows (paragraph numbers are those in the Settlement Agreement):

     11 a.) The Joint Petitioners agree that the Restructuring Settlement at Docket No. R-00973981, as approved by the Commission by Order entered November 19, 1998, should be amended to provide for changes in rates and rate caps, as set forth herein. The Joint Petitioners agree that the changes in rates and rate caps described in this Amended Joint Petition are reasonable and in the public interest.

     11 b.) The generation rate cap, consisting of the CTC/ITC plus the generation rates, provided in Section B.3 of the 1998 Restructuring Settlement, shall continue without amendment for the years 2005 and 2006, including the system-wide generation rate increase to a West Penn system average generation rate of 4.135 cents/KWh for 2006, as set forth in Revised Appendix A. (As used in the Amended Joint Petition, the generation rate cap means the sum of the CTC,


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the ITC, and the generation rates. For the reasons set forth in Paragraph 13g.,
Revised Appendix A reflects modified ITC-2 rates for years 2009 and 2010).

     11 c.) The generation rate cap for year 2007 is amended to provide for an increase from a West Penn system average generation rate of 4.135 cents/kWh to a West Penn system average generation rate cap of 4.431 cents/kWh beginning in 2007. The system average generation rate cap increase to 4.41 cents/kWh anticipated in the 1998 Restructuring Settlement for 2008 is amended to be an increase to the system average generation rate cap of 4.743 cents/kWh beginning in 2008, as set forth in Revised Appendix A. The percentage of the rate increase for 2008 under the Joint Petition and the Amended Joint Petition is consistent with the percentage rate increase for 2008 established in the 1998 Restructuring Settlement.

     11 d.) The period of the generation rate cap shall be extended from the end of 2008 through 2009 and 2010, provided however, that the level of the system average generation rate cap shall increase to 5.588 cents/KWh in 2009 and to
6.062 cents/KWh in 2010, as set forth in Revised Appendix A.

     11 e.) The cap on distribution charges through the end of the year 2005 as provided in Paragraph B.3 of the 1998 Restructuring Settlement is amended to provide that the cap on distribution charges is extended until December 31, 2007, for all retail customers. West Penn may file to increase distribution rates to become effective on or after January 1, 2008, provided such rates become effective prior to October 1, 2008. In addition, West Penn agrees to distribution rates for the year 2009 at the level of distribution rates in effect as of January 1, 2009. The changes to the distribution rate cap described in this Amended Joint Petition do not apply to, nor do they affect, West Penn's transmission-related charges. West Penn may file to increase or decrease FERC


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jurisdictional transmission-related charges to be effective at any time after
December 31, 2005. West Penn further agrees that it will continue to meet or exceed the reliability requirements for distribution service contained in the applicable Commission regulations and orders.

     11 f.) West Penn agrees that it shall not recover through customer rates any charges from an automatic rate adjustment mechanism (a "distribution system improvement charge" or "DSIC") that provides rate recovery for fixed costs associated with delivery system improvement and relocation projects made prior to January 1, 2010, even if such DSICs are permitted by state statute. Should a jurisdictional government body direct that certain costs or category of costs may be recovered solely through a DSIC mechanism, the prohibition of DSIC recovery shall not apply relative to such costs or category of costs. To the extent that West Penn seeks a DSIC mechanism, parties reserve the right to oppose West Penn's request.

     11 g.) West Penn shall securitize the current cumulative under-recovery portion of its CTC, including carrying charges, that has been deferred pursuant to Commission Orders each year from 1999 through 2004. West Penn shall also securitize the remaining stranded costs scheduled for recovery through the CTC. Together with Company savings and transaction fees and expenses, the total amount to be securitized is approximately $115 million. See Attachment H to the Joint Motion to Admit Materials into the Evidentiary Record. Consistent with the terms of the 1998 Restructuring Settlement, savings from securitization will be shared between West Penn and its customers on a 25% - 75% basis, respectively.

     11 h.) West Penn shall be permitted to recover the ITC-2 resulting from the securitization of the approximate $115 million so long as the ITC-2 ends no later than December 31, 2010. The issuance of Series 2 transition bonds will terminate collection of CTC. Quarterly reconciliation, and potential monthly


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reconciliations in 2010, will ensure full collection of ITC-2 by December 31,
2010. Shopping credits will be adjusted as necessary pursuant to any necessary ITC-2 reconciliations.

     11 i.) The Joint Petitioners request that the Commission issue a Supplemental Qualified Rate Order requested by West Penn, as attached hereto as Revised Appendix B (Revised Appendix B has been modified to reflect updated bond requirement language). The Qualified Rate Order shall include the following
Paragraphs:

          1. West Penn is authorized to issue transition bonds up to $115 million (the "Series 2 Bonds"). At the issuance of the Series 2 Bonds, such Bonds shall be entitled to the benefits of the accounts (the "Series 1 Accounts") established under the Indenture in connection with the issuance of the transition bonds issued by West Penn pursuant to the Initial QRO and Supplemental QRO ("Series 1 Bonds") or separate accounts that are substantially the same as the Series 1 Accounts. Amounts in the over-collateralization sub-account in the Series 1 Accounts remaining after the repayment in full of the Series 1 Bonds will remain in that sub-account for the benefit of the Series 2 Bonds, or if separate accounts are used, will be transferred to the separate over-collateralization sub-account for the Series 2 Bonds. In any event, amounts in such accounts shall be no less than the amounts required to achieve an AAA/Aaa rating from the rating agencies. West Penn is authorized to charge customers a separate Intangible Transition Charge ("ITC-2") in an amount sufficient to pay principal and interest on the Series 2 Bonds, plus provide credit enhancement by funding the accounts under the Indenture, and to pay servicing fees and other ongoing fees and costs related to Series 2 Bonds contemplated by the Indenture.

          2. ITC-2 will be recovered from customers beginning when the Series 1 Bonds have been paid in full and ITC-1 ceases to be collected from customers (estimated to be mid-2008) until the Series 2 Bonds are paid in full, but not later than December 31, 2010. The Series 2 Bonds will be issued as "accretion


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bonds." During the period from the issuance of the Series 2 Bonds until the beginning of the ITC-2 collection period, interest will not be paid currently but will accrue and be added to principal on a quarterly basis. Current interest payments and principal amortization will commence on a quarterly basis after the commencement of the ITC-2 collection period. Reconciliation of the ITC-2 recovery will occur at least annually, but may occur on a quarterly basis if deemed necessary by the Company or, during 2010, on a monthly basis if deemed necessary by the Company.

          3. West Penn's ITC-2 business structure may use the existing business structure used for the issuance and recovery of its ITC-1 bonds, or in the discretion of West Penn, it may use a new or altered business structure. The existing business structure consists of West Penn Funding Corporation, which is a direct subsidiary of West Penn, and West Penn Funding LLC, which is owned by West Penn Funding Corporation. West Penn Funding LLC is the issuer of the transition bonds.

          4. This Supplemental QRO is consistent with the initial QRO and the First Supplemental QRO, and the QRO together with all Supplements have been validly adopted by the Commission and are irrevocable and, after the appeal period, are non-appealable, and no further regulatory approvals are required for the issuance of the Series 2 Bonds.

     11 j.) The Joint Petitioners also request that the Commission approve West Penn's proposed ITC-2 tariff, attached to this Amended Joint Petition as Appendix C.

     11 k.) West Penn agrees to a revenue neutral tariff rate design adjustment for customers at Rate Schedule 20, as attached hereto as Revised Appendix D. The first adjustment is a modification of the hours use provision in the first


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block, which makes the tariff more equitable and which has minimal impact on other Rate 20 customers. The second adjustment mitigates the rate increases for the first block generation charge, which has the effect of reducing the relative rate increases for smaller and lower load factor customers in the Rate 20 class. These adjustments produce a shopping credit which is more consistent and more equitable among customers within the class.

     11 l.) Pursuant to Paragraph D.3 of the Restructuring Settlement, West Penn agreed to establish a sustainable energy fund (SEF), which West Penn agreed to fund with a payment of $11,425,721 on December 31, 1998. The purpose of that payment was to provide funding for the SEF through December 31, 2005, which was the end of the transmission and distribution rate cap period to which West Penn agreed as part of the 1998 Restructuring Settlement. Paragraph D.3 of the 1998 Restructuring Settlement further stated that, beginning January 1,2006, the SEF would be funded from the Company's 1.73 cents per kWh transmission and distribution rate at .01 cents per kWh (less applicable gross receipts tax) on all power sold after that date, unless the Commission established new distribution rates. The settlement also stated that the .01 cents per kWh shall not automatically be considered a cost of service element upon expiration of the transmission and distribution rate cap. In order to provide funding of the SEF at no additional expense to ratepayers during the continuation of the distribution rate cap period proposed in this Amended Joint Petition, West Penn agrees that it shall make lump sum payments to the SEF at a level equal to the amount that the .01 cents per kWh charge would have accrued for the period January 1, 2006. The lump sum payments will be made based on estimated sales figures, and West Penn will provide true-up payments once actual sales are known. West Penn further agrees that it will fund one-half of the anticipated annual amounts by January 31, 2006 and January 31, 2007, and will make final, trued up payments within one month of each year's end, based on annual sales figures. To give effect to the 1998 Restructuring Settlement, West Penn agrees to provide payments to the fund in subsequent years under the same formula as agreed to herein until new distribution rates go into effect. West Penn shall


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not be permitted to seek recovery of such payments for ratemaking purposes. West
Penn's tariff, Supplement No. 140 to Electric-Pa. P.U.C. No. 39, Original Page No. 5-2, shall be amended effective January 1, 2006, to eliminate the 0.01 cents per kWh Sustainable Energy Surcharge (less applicable gross receipts tax) on all kWh's delivered to all customers. Elimination of this Surcharge shall not impact West Penn's current state jurisdictional distribution service rates. In its next distribution rate filing, West Penn shall have the option to request from the Commission recovery of future payments to the SEF as an expense for ratemaking purposes, for the period after a new distribution rate is effective. Nothing in this Amended Joint Petition binds any of the parties, in any manner whatsoever, from taking any position in any other proceeding or forum on the issues of the recoverability from customers of an electric distribution company of payments to sustainable energy funds (including, but not limited to, the West Penn SEF), the operation and -management of such funds, or the use of the payments made to such funds.

     12. The following terms and conditions in Paragraphs 12 and 13 arise from the further negotiations that followed the filing of the Joint Petition.

     12 a.) Improve AE/WPP Net Metering rules: Customers generating a surplus can choose either the two-meter option or the smart meter option to receive payment for energy it generates in excess of consumption. This metering option may be modified if required by any net metering rules adopted by the Commission. It is further agreed that customers with their own generation will not be responsible for the first $1,000 of local distribution system upgrades needed to accommodate West Penn's purchases from these customers. West Penn shall not make any claim for recovery of any costs incurred as part of provision 12a.). Any future rate impacts arising from this provision will be addressed in future regulatory proceedings.

     12 b.) Renew the Citizen Power Energy Services Fund: In accordance with the


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1998 Restructuring Settlement, West Penn shareholder funds were given to Citizen
Power to "foster competition in the retail residential electric market in the western Pennsylvania region, and strengthen Pennsylvania's conservation and renewable energy initiatives." Citizen Power continues to work toward this goal as the effort proceeds to establish a competitive electricity generation market in Pennsylvania. Accordingly, West Penn shareholders are providing a $2 million contribution ("contribution") to Citizen Power for its Energy Services Program. The funds shall be expended exclusively for the purposes of developing, promoting and delivering Energy Services Programs. Use of the funds in state or federal regulatory proceedings is limited to ensuring that the Energy Services Programs are delivered as contemplated by Citizen Power and/or that the terms of this settlement are carried out. Specifically, $500 thousand will be paid to Citizen Power on or before January 15th of each year for the years 2007 - 2010 for energy programs advancing the interests of low-income customers in obtaining affordable electricity service, and to promote the increased use of renewable energy and energy efficiency technologies in the western Pennsylvania region.
The contribution shall not be the basis of any expense claim by West Penn for ratemaking purposes. Citizen Power agrees to provide annual financial statements through the end of 2010 accounting for expenditures of these funds to the Commission and the Joint Petitioners. The annual financial statements shall be in sufficient detail to confirm that expenditures are consistent with the terms of the Amended Joint Petition and permit the audit of expenditures by the Commission should it elect to do so.

     12 c.) WPP Low Income Usage Reduction Program: West Penn has agreed to spend all monies budgeted for its LIURP services within each of the years 2008 through 2010, and that no carry-overs will occur. It is agreed that if all eligible customers below 150% of poverty have been served by West Penn's LIURP each year, any remaining budgeted funds will be reallocated to provide LIURP services to customers in the 150-200% of poverty range.



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     12 d.) Keep out provision: Citizen Power agrees that it will not request or advocate before any state or federal regulatory bodies, further expenditures from West Penn shareholders or ratepayers through the end of 2010 for the Energy Services Programs described in paragraph 12b), or for net metering and the Renewable Pilot Program. This provision does not apply to any other Joint Petitioner.

     13. As a further result of the negotiations that followed the filing of the Joint Petition, West Penn agrees to use a Request For Proposal ("RFP") process to obtain its energy supply for years 2009 and 2010. This RFP process brings competitive market forces to bear on the cost of West Penn's energy supply in these years. The RFP process will be conducted consistent with the following process.

     13 a.) The process will be conducted to procure from the wholesale market, supply necessary to serve those retail customers who do not take service from competitive retail suppliers. The RFP will be for full requirements energy, capacity, and losses (excluding Network Integrated Transmission Service ["NITS"] and ancillary services). Bids will be for either one year or the full two -year term with individual pricing for 2009 and 2010. Whether the bidding will be conducted for one year or the full two year terms with individual pricing for 2009 or 2010 will be specified in the RFP. Load will be broken down by type (customer groupings) and into near 50MW blocks as follows:

     o    Rate Schedule 10

     o    Rate Schedules 20, 22, 23 & 24 (including lighting)

     o    Rate Schedule 30 at or below 600 KW



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     o    Rate Schedule 30 above 600 KW

     o    Rate Schedules 40, 41, 44 & 86

     o    Rate Schedule 46

     Bids will be at the wholesale level and West Penn will only be requesting per MWh bids (no demand component). No provision within the Full Requirements Service Agreement ("FSA") will be negotiable. Any non-conforming bids will be eliminated.

     13 b.) The RFP will specify bid evaluation procedures to be followed by West Penn. Those procedures will specify that the bid prices submitted by all qualified bidders will be the single parameter used by West Penn to compare all offers within the same customer grouping and the same contract terms. The bids with the lowest price will be selected within each contract term until the load offered via the RFP has been filled, and West Penn will evaluate bids and notify winning bidders in accordance with the RFP specifications which in no case shall be longer than 24-hours from the close of bids. Alternatively, West Penn may reject all or some bids, and to the extent that West Penn does not receive or does not award bids that would supply the retail load as described and solicited in the RFP, it will so notify the bidders within twenty four hours from the close of bids. If West Penn does reject all bids submitted pursuant to these procedures and the RFP, West Penn will conduct another RFP process. If bids are rejected by West Penn in the second RFP process, West Penn will conduct another RFP process and so on. For those retail customers who do not take service from competitive retail suppliers, West Penn will not enter into any agreements with any entity to provide energy supply services for years 2009 and 2010 that have not been awarded by West Penn pursuant to an RFP process as described herein.



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     13 c.) West Penn agrees that the RFP process and the wholesale contract that it will execute with winning bidders will be based upon the procurement solicitations that Allegheny Power (the d/b/a name of the Allegheny Energy Inc. operating companies) has conducted in its other jurisdictions. West Penn will hold a pre-bid meeting for interested parties to review the RFP and FSA terms and conditions and to answer bidder questions in accordance with the RFP schedule.

     13 d.) The RFP Bid Process will commence near 30 days after Commission approval of the Amended Joint Petition and will adhere to the following schedule:

         Activity                                            Date
-------------------------------------------------------------------------------

RFP Website goes active with RFP, FSA and
due diligence information                                    Day 1

Pre bid meeting                                              By Day 15

Issue final RFP bid package                                  Day 1

Expression of Interest and Confidentiality
Agreements due                                               By Day 30

Credit Application and financial
information due                                              By Day 30

Alternative Letter of Credit Form(s)
due, if applicable                                           By Day 30

Alternative Form of Performance
Assurance due (if applicable)                                By Day 30

PJM and FERC qualifications due                              By Day 30

Issue applicants' eligibility status                         By Day 40

Price proposals due with Binding Bid
Agreement                                                    By Day 50

Bid assurance collateral due                                 By Day 50

Award bids                                                   By Day 51



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Execute FSAs and transactions                                By Day 51

Execute Guaranty Agreement
(Exh. F to FSA), if applicable                               By Day 51

     13 e.) The RFP process may generate wholesale bid payments that are less than the retail generation revenues billed from the generation rate caps specified in the Amended Joint Petition in years 2009 and 2010. The process, calculation and allocation of these potential savings are as follows:

          1. Process: Wholesale bids may result in a Generation Purchase Credit
(GPC) that is refunded to all retail customers (shopping and-non-shopping). The GPC for each customer grouping represents the average per kWh refund rate resulting from retail generation revenues exceeding wholesale bid payments. Retail generation revenues will be calculated from the Company's monthly billing cycle revenues and the rate set forth in Revised Appendix A. Wholesale bid payments will be calculated from the awarded wholesale bid price from the initial competitive bidding process, or any subsequent competitive bidding process, multiplied by the wholesale kWh sales of the applicable period relative to West Penn's provision of retail electric service. If there are multiple awarded wholesale bidders within the same time period and within the same customer grouping, the awarded wholesale bid price will be calculated as a weighted average.

          2. GPC per kWh Formula for each customer grouping in the wholesale bid process: [retail generation revenues - (awarded wholesale bid price x wholesale kWh sales)] / forecasted distribution retail kWh sales.

          3. Quarterly Calculation: The GPC in effect will be calculated from retail generation revenues and wholesale bid payments from the quarter


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immediately preceding the previous quarter, and will use the 90 day retail load settlement process as the basis for the determination of actual wholesale bid payments to awarded wholesale bidders. For example, the GPC in effect during the third quarter of 2009 will use (a) retail generation revenues less wholesale bid payments from the first quarter of 2009, divided by (b) forecasted distribution retail kWh sales for the third quarter of 2009.

          4. Reconciliation: A reconciliation between the GPC to be credited to retail customers and the actual amount passed back to retail customers based on actual kWh sales will be determined quarterly and will be embedded in the first available quarterly GPC. In no event will the reconciliation adjustment result in a separate reconciliation charge to customers. The GPC will be calculated by customer groupings consistent with the wholesale bid process. If the wholesale bid payments are equal to or greater than the retail generation revenues for a customer grouping, the GPC for that customer grouping will be set to zero. Appendix E to the Amended Joint Petition provides a sample GPC calculation.

     13 f.) West Penn commits to working with interested Electric Generation Suppliers (EGSs) to develop an automated process to permit the confidential exchange of historic customer interval data between Electric Distribution Companies (EDCs) and EGSs and will arrange meetings with EGSs to facilitate the development of such a process. These meetings will begin no later than 60 days after final approval of this settlement by the Commission. The customer data exchanges with this new process will comply with 52 Pa. Code ss.54.8 and all other applicable Commission Rules and Regulations for consumer protection, and will enable the EGS to access accurate interval data for customer interval accounts within a timeframe consistent with or better than other non-interval historical data requests. The system will be operational within twelve months of the approval of this settlement, and will include all information necessary to price and enroll retail electric customers, when combined with existing EDI historical data responses. West Penn agrees to waive fees associated with


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providing historical data and monthly EGS usage and billing data for enrolled customers to Electric Generation Suppliers through 2010. However, West Penn reserves the right to file, during the term of this Amended Joint Petition, a request with the Commission to implement supplier fees for coordination services or fees for other supplier services in conjunction with the filing by West Penn of a future distribution service rate case, provided that West Penn will continue to waive any fee for historical data and monthly EGS usage and billing data for enrolled customers through 2010 should the Commission approve this and/or other fees. All parties to this Amended Joint Petition reserve all rights to contest any such future filing. Furthermore; West Penn will not seek recovery from customers of any costs incurred through 2010 associated with providing historical data and monthly EGS usage and billing data as a result of this agreement.

     13 g.) The Amended Joint Petition revises Appendix A to the Joint Petition by increasing the ITC-2 rate in year 2009 and reducing it in 2010. This has the impact of increasing the original Joint Petition's proposed price to compare in year 2010 which will facilitate a better transition to competitive retail markets for customers and EGSs in 2010 and beyond.

     13 h.) To the extent that the RFP process results in wholesale payments that are in excess of the capped generation rates for 2009 and 2010, West Penn customers shall be held harmless for the difference and shall pay the capped generation rates set forth in Revised Appendix A. This provision is to be read consistent with Paragraph 14 of the Amended Joint Petition.

     14. The provisions of the 1998 Restructuring Settlement and Commission Orders relating thereto shall remain applicable except as specifically amended in this proceeding pursuant to this Amended Joint Petition. In particular, the


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

rate cap exceptions provided in the 1998 Restructuring Settlement, which expressly incorporate the rate cap exceptions of Section 2804 of the Public Utility Code, shall remain applicable during the rate cap extensions provided in this Amended Joint Petition.

     15. This Amended Joint Petition is conditioned upon the Commission's approval of the terms and conditions contained herein in their entirety. If the Commission should fail to grant such approval in whole or in part, or should it modify the terms and conditions contained herein, participation in this Amended Joint Petition may be withdrawn by any Party upon written notice to the Commission and all Parties within five (5) business days. In the event the Commission does not approve the Amended Joint Petition in its entirety or the Commission modifies the terms and conditions in any way and any Party elects to withdraw, the Parties reserve their respective rights to proceed in any manner allowable under the law. Should the Commission approve the Amended Joint Petition and one or more elements of the Commission's order is reversed on appeal, each of the Joint Petitioners reserves its right to withdraw from the Amended Joint Petition. Pending any appellate review of a Commission Order adopting the Amended Joint Petition, the Parties shall continue to implement the terms of the Amended Joint Petition in good faith as feasible or appropriate.

     16. This Amended Joint Petition is proposed by the Joint Petitioners solely for the purpose of fully and completely settling this proceeding and is made without any admission by any Party hereto as to any matter of fact or law, is without prejudice to any position advanced by any Party or Joint Petitioner on the record in this proceeding or other proceedings, and is without prejudice to any position that might be adopted or advocated during subsequent litigation before the Commission or elsewhere in this or any other proceeding. This Amended Joint Petition is conditioned upon the Commission's approval of the terms set forth herein in a final order as aforesaid. In the event the Commission does not approve this Amended Joint Petition in its entirety or the Commission modifies the Amended Joint Petition in any way and the proceeding continues before the Commission or elsewhere, the Joint Petitioners reserve all of their respective rights.

     19. If the ALJ, in a Recommend Decision, recommends that the Commission adopt the Amended Joint Petition as herein proposed, the Joint Petitioners agree to waive the filing of Exceptions. However, the Joint Petitioners do not waive their rights to file Exceptions with respect to any modifications to the terms and conditions of this Amended Joint Petition, or any additional matters proposed by the ALJ in the Recommended Decision. In the event Exceptions are filed by a non-settling party, the Joint Petitioners reserve the right to file a Reply to those Exceptions.

     The Amended Joint Petition provides West Penn the opportunity to recover all of the stranded cost authorized under the 1998 Restructuring Settlement while at the same time providing for continued rate stability and rate protection for consumers during stranded cost recovery. Given West Penn's current rate of recovery, and the interest accruing at 11% on the unrecovered stranded cost balances, West Penn was projecting that it would have $157 million of unrecovered stranded cost, and the associated interest, at the end of the stranded cost recovery period in 2008. Both ratepayers and West Penn could have been faced with negative impacts or consequences from such a large underrecovery at that time. Through the Amended Joint Petition, West Penn is provided an additional two years to recover its stranded cost and ratepayers are provided an additional two years of generation rate cap protection at higher rates that will move West Penn's rates closer to anticipated market prices. The Amended Joint Petition thus enables West Penn to address its stranded cost underrecoveries, and significantly reduce the interest rate on the unrecovered balance, so that it is able to fully recover its allowed stranded cost within the rates and time frames set forth in the Amended Joint Petition. The salient features of the Amended Joint Petition that argue for its approval as being in the public interest are the following:

     West Penn has agreed that customers generating surplus energy for sale may choose either a two-meter option or a smart-meter option, for the purpose of monitoring their production and consumption. Further, West Penn has agreed to fund the first $1,000 of local distribution system upgrades needed to accommodate West Penn's purchases from these customers. West Penn has agreed not to seek recovery of current costs incurred in furtherance of this provision, and all parties have reserved their rights with respect to any future rate impacts.

     West Penn has agreed to ongoing funding for Citizen's Energy Services Program, in the amount of $500,000 for each of four years, 2007 through 2010. The Amended Joint Petition specifies that these funds shall be expended exclusively for the purpose of developing, promoting and delivering energy programs designed to advance the interests of low-income customers in obtaining affordable electricity service, and to promote the increased use of renewable energy and energy efficiency technologies in Western Pennsylvania. The settlement also provides that West Penn's contribution for these purposes shall not be the basis for any expense claim for ratemaking purposes. The Amended Joint Petition also obligates Citizen to provide annual financial statements through the end of 2010 accounting for expenditures of these funds to the Commission and the Joint Petitioners, in sufficient detail to confirm that the expenditures are consistent with the terms of the Amended Joint Petition and to permit the audit of expenditures by the Commission, at the Commission's option.

     West Penn has agreed to spend all funds budgeted for its Low Income Usage Reduction program (LIURP) within each of the years 2008 through 2010, and that no carryovers will occur. To the extent all eligible customers below 150% of the poverty line have been served by this program in each of these years, West Penn has further agreed to reallocate the remaining budgeted amount to customers falling between 150% and 200% of the poverty level. These provisions assure that the aim of the LIURP program will be accomplished to the maximum extent possible, within the limitations of the funding level previously agreed upon.

     The Amended Joint Petition provides a means of allowing West Penn the opportunity to collect substantial stranded cost amounts that it was unable to collect due to falling system throughput, combined with some of the lowest transition period generation rates in the Commonwealth. This combination of circumstances created the justification for the unique solution embodied in the Amended Joint Petition. In West Penn's circumstances, further extension of the capped rate periods that go beyond the periods agreed to as part of its Restructuring Settlement are justified, especially when combined with the pro-competitive adjustments to the settlement in the Amended Joint Petition.

     The Amended Joint Petition contains provisions that will augment the ability of consumers to benefit from competitive markets during the extended transition period. Specifically, the Amended Joint Petition will provide EGSs with access to customer data in a similar time frame and at similar cost (i.e., free) to that available to the utility. This free and automated access to customer information will enhance consumers' ability to obtain offers from EGSs, and will minimize inefficient, manual processes that currently inhibit EGSs' ability to respond quickly with competitive offers to consumers.

     Another aspect of the Amended Joint Petition is the introduction of a competitive bid process for the provision of full-requirements wholesale supply service for West Penn's supply obligation in 2009 and 2010. By requiring West Penn to conduct a competitive bid process, customers may see reductions in their bills relative to the capped rate commitments contained in the Amended Joint Petition during 2009 and 2010. To the extent that the competitive bid process does produce such savings, all West Penn customers will benefit, since the


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

proposed Generation Procurement Credit (GPC) provides a credit to all customers, regardless of who their current supplier is. Thus, the GPC crediting mechanism does not have the effect of reducing the shopping credit.

     Consumers may then have additional opportunities to reduce energy costs if EGSs can render offers to consumers below the capped rates. In addition, by conducting a process that invites wholesale suppliers to compete for load-serving opportunities, the Amended Joint Petition will enhance the number of wholesale participants active in the West Penn control area. An increase in wholesale competition will, in turn, promote the development of retail competition, since EGSs rely on a robust wholesale market to support their competitive offerings to consumers.

     Additionally, the Amended Joint Petition produces higher shopping credits in 2010, which will increase the likelihood of competitive energy savings for consumers in 2010 prior to transitioning to market pricing for POLR supply service. Although this does not guarantee that EGSs will be able to make competitive offers in 2010, it does create a situation that may be more conducive to competitive offers.

     The Amended Joint Petition continues the intent of the 1998 Restructuring Settlement by providing for gradual and measured increases to West Penn's generation rates during the extended transition period to avoid dramatic increases as rate caps expire. Under the 1998 Restructuring Settlement, West Penn's generation rates would increase in 2006 and 2008. Recognizing that West Penn's generation rates were the lowest in Pennsylvania at the time of restructuring, the Amended Joint Petition steadily increases generation rates throughout the extended transition period to mitigate the risk of rate shock. The Amended Joint Petition also adjusts the shopping credits for 2009 and 2010 set forth in the Joint Petition in order to better position EGSs and customers for participation in the retail electricity market in 2010 and beyond.

     The Amended Joint Petition does not impair in any way customers' right to shop for competitive electric supply during the extended transition period. Thus, as shopping credits increase, customers may take advantage of any opportunities to avail themselves of the benefits of competitive markets, while still being assured of the protection of generation rate caps during the extended stranded cost-recovery period.

     A major change between the Joint Petition and the Amended Joint Petition is the inclusion of a competitive bid process for the generation supply associated with West Penn's obligation to serve customers without competitive supply in 2009 and 2010. The incorporation of a competitive bid process in 2009 and 2010 thus introduces competitive market forces into West Penn's retail market and may encourage greater competitive activity in the service territory. To the extent that the competitive bid process produces wholesale bid payments that are less than the retail generation revenues produced by the rates set forth in the Amended Joint Petition, all West Penn customers will realize the benefits through the GPC, refunded to all retail customers. To the extent that the competitive bid process produces wholesale bid payments that are more than the retail generation revenues produced by the rates set forth in the Amended Joint Petition, however, West Penn has agreed to shoulder such risk and hold ratepayers harmless for the difference.

     By providing authority for the securitization of all of West Penn's remaining stranded costs, the Amended Joint Petition resolves issues relating to West Penn's stranded cost underrecoveries in a manner that benefits customers by reducing the 11% carrying charge allowed on West Penn's deferred stranded costs in the 1998 Restructuring Settlement. By enabling West Penn to securitize its remaining uncollected stranded costs at an interest rate expected to be significantly below 11%, the Amended Joint Petition will reduce ratepayers' responsibility for the increasing carrying charge expense otherwise associated with West Penn's stranded cost under-recoveries. West Penn will share these savings with its customers, with customers receiving 75% of the savings and the Company receiving 25%.

     The cap on West Penn's distribution rates, which would otherwise expire pursuant to the 1998 Restructuring Settlement on December 31, 2005, will be extended until December 31, 2007, with an additional distribution rate cap throughout 2009. During this period, West Penn commits to continue to meet or exceed the reliability requirements for distribution service contained in the applicable Commission regulations and orders. Thus, customers will benefit from distribution rate stability for an extended period of time without any impact on the quality of distribution service received by customers.

     The Amended Joint Petition limits West Penn's opportunity to seek an automatic rate adjustment mechanism, known as a Distribution System Improvement Charge (DSIC), to recover fixed costs associated with delivery system improvement and relocation projects made prior to January 1, 2010, with certain limited exceptions. This provision is in the public interest because it ensures that adequate regulatory review of West Penn's distribution investment will occur during the term of the Amended Joint Petition, thereby allowing a full accounting of cost changes that may potentially offset increases and would otherwise be considered in a base rate proceeding.

     West Penn's current generation rates under Schedule 20 (small business customers) contain two features which fall inequitably on those small business customers using the least amount of electricity and having the lowest load factors. The Amended Joint Petition will reduce these inequities on a revenue neutral basis. First, the Amended Joint Petition will modify the hours use provision in the first rate block. The result will be a modest reduction in the rates for the smallest users (who are not demand-metered) and only a minimal increase for the remaining Schedule 20 customers who will make up the difference. Second, the Amended Joint Petition will mitigate the rate increases assigned to the first block generation charge, thereby reducing the rate increases for smaller and lower load factor customers to below the class average. Although Schedule 20 customers with higher usage and higher load factors will make up the difference, their overall rate increase will be only modestly above the class average. The net effect of these rate design changes will be a shopping credit which is more consistent and more equitable among
Schedule 20 customers.

     For all of the foregoing reasons, we find that the settlement embodied in the Amended Joint Petition is both just and reasonable and its approval is in the public interest. However, while we support the approval of the Amended Joint Petition without modification, we find that two provisions of the Settlement Agreement require comment and Commission action.

     West Penn has agreed to provide additional funding for Citizen Energy Services Program, in the amount of $500,000 for each of four years, 2007 through 2010. Specifically, the Amended Joint Petition provides that these funds shall be for energy programs designed to advance the interests of low-income customers in obtaining affordable electricity service, and to promote the increased use of renewable energy and energy efficiency technologies in the western Pennsylvania region. Additionally, the Settlement requires Citizen to provide annual financial statements to the Commission and Joint Petitioners through the end of 2010 accounting for expenditures of these funds and to permit the audit of expenditures by the Commission. To this end, we will direct that Citizen file its annual financial statements with the Commission and the Joint Petitioners by March 31st of each year, beginning in 2008, for review and audit by the Commission's Bureau of Audits. Further, to assist the Commission in its audit, our Bureau of Consumer Services, in conjunction with the Bureau of Audits, shall meet with Citizen to become familiar with the proposed program and identify anticipated expenditures.

     The Amended Joint Petition also contains a Settlement provision stated to improve upon West Penn's net metering rules. On April 19, 2005, the Commission, in its ongoing work to implement the Alternative Energy Portfolio Standards Act, Act 213 of 2004, held the first of several anticipated meetings of the Interconnection Standards/Net Metering sub-working group. The Commission's Regulations relative to interconnection standards and net metering rules will be promulgated through a formal rulemaking proceeding. While we commend the Parties for proactively addressing this important topic, we also note that the Settlement provides the net metering provision may be subject to modification if required by any net metering rules adopted by the Commission.

                                   Conclusion
                                   ----------

     For the foregoing reasons, we find that the Amended Joint Petition for Settlement is in the public interest; THEREFORE,

     IT IS ORDERED:

     1. That the terms and conditions of the Amended Joint Petition for Settlement and for Modification of the 1998 Restructuring Settlement (Amended Joint Petition) submitted on March 8, 2005, by West Penn Power Company, the Office of Consumer Advocate, the Office of Small Business Advocate, the West Penn Industrial Intervenors, AK Steel Corporation, Citizen Power, Inc., and Constellation NewEnergy, Inc., and Constellation Power Source, Inc., are in the public interest, and the Amended Joint Petition is hereby approved.

     2. That as agreed in Paragraph 12b of the Joint Petitioners' Settlement Agreement, in order to facilitate the Commission's audit of the Citizen Power Energy Services Program, Citizen Power shall serve its annual financial



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

statements on the Commission and on the Joint Petitioners by March 31st of each year, beginning in 2008, for review and audit by the Commission's Bureau of Audits.

     3. That the Commission's Bureau of Consumer Services, in conjunction with the Bureau of Audits shall meet with Citizen Power, Inc., regarding the Citizen Power Energy Services Program for the purpose of identifying and reviewing Program expenditures.

     4. That the request for issuance of the Second Supplemental Qualified Rate Order is hereby approved pursuant to Section 2812 of the Public Utility Code, 66 Pa. C.S. ss. 2812.

     5. That the Commission's Bureau of Audits shall conduct an annual audit of the Citizen Power Energy Services Program consistent with Ordering Paragraph 2 above.

     6.  That the Second Supplemental Qualified Rate Order (Second Supplemental
QRO) issued on behalf of West Penn Power Company (West Penn) shall be irrevocable for purposes of Section 2812 of the Public Utility Code, 66 Pa. C.S. ss. 2812. Furthermore, this Commission agrees that it will not directly or indirectly, by any subsequent action, reduce, postpone, impair or terminate this Second Supplemental QRO or the Intangible Transition Charges (ITC) authorized to be imposed or collected under this Second Supplemental QRO, the initial QRO (Initial QRO) or First Supplemental QRO (First Supplemental QRO). The Initial QRO was issued by the Commission as part of its Final Order, approving the settlement of West Penn's Restructuring Proceeding under the Electricity Generation Customer Choice and Competition Act (Competition Act), entered on November 19, 1998, at Docket No R-00973981 (Final Order). The First Supplemental QRO was issued by the Commission by qualified rate order entered August 12, 1999 at Docket No. R-00994649. This Commission further declares that Second

Intangible Transition Property (ITP-2) includes the right, title and interest of West Penn and any Assignee in this Second Supplemental QRO, the Initial QRO, the ITC authorized hereunder, the rates and other charges authorized hereby and all revenues, collections, claims, payments, moneys or proceeds of or arising from the same. West Penn and its Assignee shall have the right to issue or cause to be issued Transition Bonds in accordance with this Second Supplemental QRO and the Initial QRO, as clarified, supplemented and further delineated hereby.

     7. That West Penn is authorized to issue transition bonds up to $115 million (Series 2 Bonds). At the issuance of the Series 2 Bonds, such Bonds shall be entitled to the benefits of the accounts (Series 1 Accounts) established under the Indenture in connection with the issuance of the transition bonds issued by West Penn pursuant to the Initial QRO and Supplemental QRO (Series 1 Bonds) or separate accounts that are substantially the same as the Series 1 Accounts. Amounts in the over-collateralization sub-account in the Series 1 Accounts remaining after the repayment in full of the Series 1 Bonds will remain in that sub-account for the benefit of the Series 2 Bonds, or if separate accounts are used, will be transferred to the separate over-collateralization sub-account for the Series 2 Bonds. In any event, amounts in such accounts shall be no less than the amounts required to achieve an AAA/Aaa rating from the rating agencies. West Penn is authorized to charge customers a separate Intangible Transition Charge (ITC-2) in an amount sufficient to pay principal and interest on the Series 2 Bonds, plus provide credit enhancement by funding the accounts under the Indenture, and to pay servicing fees and other ongoing fees and costs related to Series 2 Bonds contemplated by the Indenture.

     8. That ITC-2 will be recovered from customers beginning when the Series 1 Bonds have been paid in full and ITC- I ceases to be collected from customers (estimated to be mid-2008) until the Series 2 Bonds are paid in full, but not later than December 31, 2010. The Series 2 Bonds will be issued as "accretion bonds." During the period from the issuance of the Series 2 Bonds until the beginning of the ITC-2 collection period, interest will not be paid currently but will accrue and be added to principal on a quarterly basis. Current interest payments and principal amortization will commence on a quarterly basis after the commencement of the ITC-2 collection period. Reconciliation of the ITC-2 recovery will occur at least annually, but may occur on a quarterly basis if deemed necessary by the Company or, during 2010, on a monthly basis if deemed necessary by the Company.

     9. That West Penn's ITC-2 business structure may use the existing business structure used for the issuance and recovery of its ITC-1 bonds, or in the discretion of West Penn, it may use a new or altered business structure. The existing business structure consists of West Penn Funding Corporation, which is a direct subsidiary of West Penn, and West Penn Funding LLC, which is owned by West Penn Funding Corporation. West Penn Funding LLC is the issuer of the transition bonds.

     10. That this Second Supplemental QRO is consistent with the Initial QRO and the First Supplemental QRO, and the QRO together with all Supplements have been validly adopted by the Commission and are irrevocable and, after the appeal period, are non-appealable, and no further regulatory approvals are required for the issuance of the Series 2 Bonds.

     11. That the clarifications, supplements and further delineations contained herein are designed primarily to enhance the prospects that the Series 2 Bonds will be assigned the optimum rating (AAA or Aaa) with reasonable credit enhancements, and, thereby, maximize savings for the mutual benefit of West Penn and its customers.

     12. That the transactions explained and proposed in the Amended Joint Petition are hereby approved and the results of the proposed transactions shall be reflected in calculations of West Penn's ITCs and in reconciliation adjustments to West Penn's ITCs.

     13. That savings derived from the issuance of the Series 2 Bonds to finance a portion of West Penn's stranded costs shall be-calculated in the manner described in the Amended Joint Petition.

     14. That seventy-five (75) percent of the savings derived from the issuance of additional Transition Bonds to finance a portion of West Penn's stranded costs, which constitutes the percentage to be flowed through to customers pursuant to the Final Order, shall be calculated in the manner described in the Amended Joint Petition.

     15. That West Penn shall design an ITC-2 associated with the issuance of the Series 2 Bonds using the methodology explained in the Amended Joint Petition.

     16. That the reconciliation procedures set forth in the Amended Joint Petition are approved, and West Penn and any successor Servicer of the ITP -2 shall follow these procedures in its periodic reconciliation filings to adjust the ITCs. Specifically, West Penn is authorized to file a reconciliation filing on October 1 of each year.

     17. That a Certificate of Public Convenience is hereby issued to West Penn under Section 1102 of the Public Utility Code, 66 Pa. C. S. ss. 1102, and approval is hereby granted to West Penn under Section 2102 of the Public Utility Code, 66 Pa. C.S. ss. 2102, and under any and all other Public Utility Code provisions authorizing West Penn, if necessary, to establish or acquire a subsidiary or subsidiaries, direct and/or indirect, of West Penn, to serve as the issuer of the Series 2 Bonds (Issuer).

     18. That the transfers of the ITP-2 by West Penn to an indirect wholly-owned subsidiary of West Penn constitute "transactions" and "true sales" as provided in Section 2812(e) of the Competition Act, 66 Pa. C.S. ss. 2812(e).

     19. That with this Second Supplemental QRO and the approvals granted herein and heretofore, including the initial QRO, West Penn has obtained all regulatory approvals required from this Commission for the issuance of the Series 2 Bonds and all of the transactions explained in the Petitions.

     20. That West Penn Power Company is hereby authorized to file tariffs, tariff supplements or tariff revisions containing rates, rules and regulations, consistent with this Opinion and Order.

     21. That, upon Commission approval of the tariffs filed in compliance with this Opinion and Order, these proceedings at R-00039022 and R-00973981 shall be marked closed.

                                                     BY THE COMMISSION,


                                                     James J. McNulty
                                                     Secretary

(SEAL)

ORDER ADOPTED: April 21, 2005

ORDER ENTERED: May 11, 2005












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